                                                                   Exhibit 8(aa)

     July 1, 2004

     Janus Aspen Series
     151 Detroit Street
     Denver, Colorado 80206

     Gentlemen:

     As you know, Section 5 of our Investment Advisory Agreement dated July 1, 2004, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Small Company Value Portfolio (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from July 1, 2004 until May 1, 2006, under the following conditions:

         In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 1.34% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund as well as the 12b-1 fee payable by the Service Shares of the Fund and the administrative services fee payable by the Service Shares of the Fund under the Transfer Agency Agreement, as amended and restated. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or paid by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

     This waiver/reimbursement will continue in effect until May 1, 2006, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.


   JANUS CAPITAL MANAGEMENT LLC                          JANUS ASPEN SERIES


   By: /s/ Loren M. Starr                                By: /s/ Girard C. Miller
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       Loren M. Starr, Chief Financial Officer and           Girard C. Miller, President and
       Senior Vice President                                 Chief Executive Officer